EXHIBIT 11.1
COMPUTATION OF EARNINGS PER SHARE
(unaudited)

	Three Months Ended
	January 31,
	2006	2007
Numerator:
Net (loss)	$(830,884)	$(1,136,155)

Denominator:
Denominator for basic earnings per share— weighted-average shares	14,049,760	14,262,176
Effect of dilutive securities:
Employee stock options	—	—

Denominator for diluted earnings per share adjusted weighted-average shares and assumed conversions	14,049,760	14,262,176

Basic and diluted (loss) per share:
Basic and diluted (loss) per share	$(0.06)	$(0.08)

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